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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67284

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __JANUARY 1, 2022__ AND ENDING __DECEMBER 31, 2022__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2754 Brandt Drive South, Suite 200

(No. and Street)

Fargo	ND	58104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen A Steighner	(303) 795-0400	ksteighner@compliance:
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

Sept 15, 2005	2370
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Turner Fixen</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Private Placement Insurance Products, LLC</u>, as of <u>December 31</u>, 2<u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAVON JOHNSON
Notary Public
State of North Dakota
My Commission Expires Dec 28, 2026

Notary Public

Signature:

Title:
Registered Principal - Compliance

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2022

Table of Contents

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana. CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Private Placement Insurance Products, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Private Placement Insurance Products, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Private Placement Insurance Products, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Private Placement Insurance Products, LLC's management. My responsibility is to express an opinion on Private Placement Insurance Products, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Private Placement Insurance Products, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, 11, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Private Placement Insurance Products, LLC's financial statements. The Supplemental Information is the responsibility of the Private Placement Insurance Products, LLC's management. My audit procedures included detemlining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240. 1 7a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Private Placement Insurance Products, LLC's auditor since 2017. Tarzana, California
February 21, 2023

Private Placement Insurance Products, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

Assets

Cash	$	66,232
Commissions receivable		39,213
Due from related party		60,626
Prepaid Items		5,422
CRD Deposit		1,000
Total Assets		**172,493**

Liabilities and Member's Equity

Liabilities

Commissions payable	$	25,420
Accounts Payable & Accrued Liabilities		3,545
Due to related party		52,476
Total liabilities		**81,441**

Member's Equity

Member's equity		91,051
Total Member's Equity		**91,051**
Total Liabilities and Member's Equity	$	**172,493**

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues

Revenues from the Sale of Insurance Based Products	$	984,048
Total revenues		984,048
Expenses		
Employee compensation and benefits		147,341
Commission		594,094
Professional fees		27,332
Insurance expense		35,676
Occupancy expense		33,934
Other operating expenses		83,123
Total expenses		921,501
Net income (loss) before income tax provision		62,546
Income Tax Provision		3,300
Net income (loss)	$	59,246

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

	Member's Equity
Balance at December 31, 2021	$ 114,805
Member's distributions	(83,000)
Net income (loss)	59,246
Balance at December 31, 2022	$ 91,051

The accompanying notes are an integral part of these financial statements

Private Placement Insurance Products, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Net income (loss)			$ 59,246
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Accounts receivable	$	88,177	
Due from related party		(60,626)	
Commissions receivable		(39,213)	
Other Assets		(6,422)	
Increase (decrease) in liabilities:			
Commissions payable		25,420	
Due to related party		21,611	
Accounts Payable		(27,280)	
Total adjustments			1,667
Net cash provided by (used in) operating activities			60,914
Net cash provided by (used in) in investing activities -			
Cash flow from financing activities:			
Member distributions		(71,918)	
Net cash provided by (used in) financing activities			(71,918)
Net increase (decrease) in cash			(11,004)
Cash at beginning of year			77,236
Cash at end of year			$ 66,232

Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest   -
Income taxes   3,300

The accompanying notes are an integral part of these financial statements

Note 1:   **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on February 22, 2006 and in North Dakota on August 23, 2011. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best-efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Rent expense for the year ended December 31, 2022, was $33,934 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2023, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for the years of 2019, 2020, and 2021.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2022, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	$2,500
Total income tax provision	$3,300

Note 3: RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity – MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31 2022, $254,820 of operating costs were allocated from the related entity to the Company. At December 31, 2022, $60,626 was due from MBSA. In addition, $52,476 was due to MBSchoen as of December 31, 2022.

For the year ended December 31, 2022, 64% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition, $382,753 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 4: CONCENTRATION OF CREDIT RISKS

For the year ended December 31, 2022, 88.15% of the commissions were earned from three clients.

Note 5: NET CAPITAL REQUIREMENTS

On December 31, 2022, the Company had net capital of $41,267 which was $35,834 in excess of its required net capital of $5,433 or 6-2/3 of A.I. ($81,441) and the Company's ratio of aggregate indebtedness to net capital was 1.97 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation during or at year end December 31, 2022

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

Private Placement Insurance Products, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of Net Capital

Member's equity	$	91,051	
Total member's equity			$ 91,051
Less: Non-allowable assets			
Prepaid Items	$	5,422	
Due from related party		43,363	
CRD Deposit		(1,000)	
Total non-allowable assets			$ 49,785
Net capital			$ 41,267

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	5,433	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,433
Excess net capital		$ 35,834

Aggregate Indebtedness	$	81,496
Ratio of aggregate indebtedness to net capital		1.97:1

There was a difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2022 due to an adjustment to operating expenses of $11,082 and an adjustment to prepaid expenses of $19,876.

See independent auditor's report

Private Placement Insurance Products, LLC has no reserve deposit obligations under SEC Rule 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor's report

Private Placement Insurance Products, LLC has no possession or control obligations under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor's report

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana. CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Private Placement Insurance Products, LLC
Fargo, North Dakota

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Private Placement Insurance Products, LLC, stated that Private Placement Insurance Products, LLC's, business activities are limited to broker or dealer selling variable life insurance or annuities and private placements of variable life insurance or annuities on a best efforts basis, and that it has not held customer funds or securities and that Private Placement Insurance Products, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Private Placement Insurance Products, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Private Placement Insurance Products, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Private Placement Insurance Products, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant Tarzana,
California
February 21, 2023

f

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC

EXEMPTION REPORT

Private Placement Insurance Products, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Private Placement Insurance Products, LLC

I, Karen A. Steighner, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Financial and Operations Principal

February 21, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Private Placement Insurance Products, LLC for the year ended December 31, 2022, which were agreed to by Private Placement Insurance Products, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Private Placement Insurance Products, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2022 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Private Placement Insurance Products, LLC's management is responsible for Private Placement Insurance Products, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2022 to the total revenues in Private Placement Insurance Products, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2022 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2022 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Private Placement Insurance Products, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson, CPA

Tarzana, California

February 21, 2023

Form SIPC-3

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2022

8-

Private Placement Insurance Products, LLC
2754 Brandt Drive South, Suite 200
Fargo, ND 58104

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 2022

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2022 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of
☐ (I) the distribution of shares of registered open and investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
   Interest on Assessments.
   ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.